SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*


                          HITOX CORPORATION OF AMERICA
                      _____________________________________
                                (Name of Issuer)

                          Common Stock, $0.25 Par Value
                      _____________________________________
                         (Title of Class of Securities)


                                    433658101
                                ________________
                                 (CUSIP Number)


                               Donald M. Feferman
                            Feferman & Rehler, L.L.P.
                              1830 Frost Bank Plaza
                           Corpus Christi, Texas 78470
                                  361.883.1830
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 16, 1999
              ____________________________________________________
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)


                                Page 1 of 8 Pages

                                  SCHEDULE 13D
CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Megamin Ventures Sdn Bhd
                  (Name changed from Syarikat Megawati Sdn Bhd)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.   [ ]
                                                     b.   [X]
3        SEC Use Only

4        Source of Funds*

                  BK

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Malaysia

                              7        Sole Voting Power
                                                1,353,000
   Number of
    Shares                    8        Shared Voting Power
 Beneficially                                   0
   Owned By
     Each                     9        Sole Dispositive Power
   Reporting                                    1,353,000
    Person
     With                     10       Shared Dispositive Power
                                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,353,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  29.1 %

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Dato' Lim Keng Kay

2        Check the Appropriate Box If a Member of a Group*
                                                     a.   [ ]
                                                     b.   [X]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia

                         7        Sole Voting Power

    Number of
     Shares              8        Shared Voting Power
  Beneficially
    Owned By
      Each               9        Sole Dispositive Power
    Reporting
     Person
      With               10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,353,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chong Wai Lin

2        Check the Appropriate Box If a Member of a Group*
                                                     a.   [ ]
                                                     b.   [X]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia

                         7        Sole Voting Power

   Number of
    Shares               8        Shared Voting Power
 Beneficially
   Owned By
     Each                9        Sole Dispositive Power
   Reporting
    Person
     With                10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Choong Lee Chong

2        Check the Appropriate Box If a Member of a Group*
                                                     a.   [ ]
                                                     b.   [X]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia

                    7        Sole Voting Power

   Number of
    Shares          8        Shared Voting Power
 Beneficially
   Owned By
     Each           9        Sole Dispositive Power
   Reporting
    Person
     With           10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Teoh Lay Hock

2        Check the Appropriate Box If a Member of a Group*
                                                     a.   [ ]
                                                     b.   [X]

3        SEC Use Only

4        Source of Funds*

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Malaysia

                    7        Sole Voting Power

   Number of
    Shares          8        Shared Voting Power
 Beneficially
   Owned By
     Each           9        Sole Dispositive Power
   Reporting
    Person
     With           10       Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Christopher J. McGougan

2        Check the Appropriate Box If a Member of a Group*
                                                     a.   [ ]
                                                     b.   [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)                  [ ]

6        Citizenship or Place of Organization

                  British

                         7        Sole Voting Power
                                           5,000
   Number of
    Shares               8        Shared Voting Power
 Beneficially                              0
   Owned By
     Each                9        Sole Dispositive Power
   Reporting                               5,000
    Person
     With                10       Shared Dispositive Power
                                           0
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  0.1 %

14       Type of Reporting Person*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.25 per share (the "Shares"), of Hitox Corporation of America (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D dated June 29, 1996, and all amendments thereto (collectively, the "Prior Statement"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Prior Statement. The Prior Statement is supplementally amended to the end that Item 4 reads in its entirety as follows:

Item 4.           Purpose of Transaction
                  ----------------------

                  On May 28, 1999, the Company and Paulson Acquisition LLC, Paulson Ranch, Ltd., Bernard A. Paulson, Founders Equity Securities, Inc., Leon S. Loeb, and Richard L. Bowers, holders of more than 50% of the outstanding Shares of the Issuer, pursuant to the provisions of the Issuer's Certificate of Incorporation, executed a written demand and consent (the "Demand") removing each of Robert J. Cresci, William B. Hayes, and Michael A. Nicolas as directors of the Issuer and appointing each of Richard L. Bowers, Thomas W. Pauken, and W. Craig Epperson to serve as directors of the Issuer. In addition, Bernard A. Paulson was appointed President and Chief Executive Officer and Christopher J. McGougan was appointed Chairman.

                  The reconstitution of the Board of Directors of the Issuer was completed on May 28, 1999. As a result, the actions of the Company and the other persons named in the foregoing paragraph with respect to the Demand are completed and such persons may no longer be deemed to be acting as a group. Mr. McGougan shall hereafter no longer be deemed to be a Reporting Person, and this Amendment No. 3 shall be treated as a final report for Mr. McGougan.

Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

                                  MEGAMIN VENTURES  SBN BHD
                                  LIM KENG KAY
                                  CHONG WAI LIN
                                  CHOONG LEE CHONG
                                  TEOH LAY HOCK
                                  CHRISTOPHER JOHN MCGOUGAN


June 15, 1999                     By: /S/ DONALD M. FEFERMAN
_______________________               __________________________________________
Date                                  Donald M. Feferman, pursuant to power of
                                      attorney previously filed as an Exhibit.